UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

Date of Report: August 2, 2021

Commission File Number: 001-33701

Fly Leasing Limited
(Exact Name of registrant as specified in its charter)

West Pier Business Campus
Dun Laoghaire
County Dublin, A96 N6T7, Ireland
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 2, 2021, Fly Leasing Limited (“FLY”) and Carlyle issued a press release announcing the completion of FLY’s merger with an affiliate of Carlyle Aviation Partners and the expiration, final results and settlement of the previously announced exchange offer and consent solicitation related to certain senior notes of FLY. A copy of the press release is attached as Exhibit 99.1 and incorporated herein by reference.

Exhibit	Title
99.1	Press release of Fly Leasing Limited and Carlyle, dated August 2, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)

Date:	August 2, 2021	By:	/s/ Javier Meireles
Javier Meireles Chief Financial Officer